Prospectus Supplement No. 9	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated June 21, 2007	Registration No. 333-143941

COMMON STOCK

This prospectus supplement no. 9 supplements and amends the prospectus dated June 21, 2007, as previously supplemented on April 24, 2008, March 24, 2008, January 31, 2008, December 21, 2007, October 16, 2007, September 13, 2007, August 23, 2007 and July 24, 2007, relating to the resale from time to time of up to 4,327,725 shares, or the registered shares, of our common stock, par value $.01 per share, by persons who receive such shares in exchange for the 3.00% Exchangeable Senior Notes due 2027, or the notes, issued and sold by our operating partnership, SL Green Operating Partnership, L.P., in a private transaction on March 26, 2007.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of shares of common stock issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the current conversion rate of 5.7703 shares of common stock per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events.  Accordingly, the number of conversion shares may increase or decrease from time to time.  Information concerning other selling stockholders will be set forth in other prospectus supplements from time to time, if required.  The number of shares of common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the shares of common stock that we may issue to them in exchange for or on redemption of the notes.

The shares of common stock offered by this prospectus supplement may be offered from time to time by the selling stockholders named below:

Name	Number of shares beneficially owned before the offering	Number of shares offered hereby (1)	Number of shares beneficially owned after the offering (2)	Percentage of shares beneficially owned after the offering (2)(3)
Canyon Value Realization Fund L.P.*(4)	23,456	23,456	0	+
Canyon Value Realization Mac 18, Ltd.*(5)	4,010	4,010	0	+
Canyon Capital Arbitrage Master Fund Ltd.*(6)	56,549	56,549	0	+
Lyxor/Canyon Capital Arbitrage Fund Ltd.*(7)	16,157	16,157	0	+
The Canyon Value Realization Fund (Cayman), Ltd.*(8)	61,396	61,396	0	+

+      Indicates less than one percent (1%).

*                 The selling stockholders identified with this symbol have identified that they are, or are affiliates of, registered broker-dealers.  These selling stockholders have represented that they acquired their securities in the ordinary course of business and in the open market, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the extent that we become aware that any such selling stockholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file either a post-effective amendment to the registration statement of which this prospectus supplement is a part or another prospectus supplement to designate such person as an “underwriter” within the meaning of the Securities Act of 1933, as amended.

(1)          Represents the maximum number of our shares of common stock issuable in exchange for all of the selling stockholder’s notes, based on the current conversion rate of 5.7703 of our shares of common stock per $1,000 principal amount of the notes.  This conversion rate is, however, subject to adjustment.  As a result, the number of our shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)          Assumes the selling stockholder sells all of its shares of common stock offered pursuant to this prospectus supplement.

(3)          Based on a total of  58,385,692 shares of common stock outstanding as of May 31, 2008.

(4)          The general partners for Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P.  Canyon Capital Advisors LLC. is the General Partner of Canpartners Investments III.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(5)          Canyon Capital Advisors LLC is the Investment Advisor for Canyon Value Realization MAC 18, Ltd..  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(6)          Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd., is a Cayman Islands Exempted company.

(7)          Canyon Capital Advisors LLC is the investment advisor for LYXOR/Canyon Capital Arbitrage Fund Ltd. and has the power to direct investments by LYXOR/Canyon Capital Arbitrage Fund Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner.

(8)          Canyon Capital Advisors LLC is the Investment Advisor for  the Canyon Value Realization Fund (Cayman), Ltd.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

Investing in our shares of common stock involves risks.  See “Risk Factors” on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 20, 2008